FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                             04 March 2003



                           CRH announcement of results
	             for the year ended 31st December 2002



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  CRH announcement of results for the year ended 31st December 2002


Announced Tuesday, 4th March 2003



                                                                       2002              2001      % change
                                                                     euro m            euro m

Sales                                                                 10,794            10,444       +3%
Operating profit *                                                     1,048             1,020       +3%
Profit before tax                                                        856               803       +7%

                                                                   euro cent         euro cent

Earnings per share - before goodwill amortisation                     132.54            127.32       +4%
Earnings per share - after goodwill amortisation                      119.22            115.32       +3%
Cash earnings per share                                               219.82            213.73       +3%
Dividend                                                               25.40             23.00       +10%



* Operating profit including share of joint ventures but before goodwill amortisation and profit on sale of fixed assets.

Construction activity in the Republic of Ireland gained momentum in the second half of the year following a sharp decline during the first six months, and finished 4% down on 2001. Against this background, operating profit dropped by 2% to euro 131 million.

In Britain and Northern Ireland, operating profit fell by 10% to euro 56 million, with the impact of modest price increases at Ibstock not sufficient to offset energy cost hikes and generally weaker activity in Northern Ireland.

In the Materials Division in Mainland Europe, the full year impact of 2001 acquisitions largely offset the impact of rationalisation costs in Poland and generally weaker construction markets, with operating profits down only 1% to euro 126 million. The Products & Distribution Division recorded a 65% increase in operating profits to euro 107 million, reflecting the incremental impact of acquisitions and the benefits of the ongoing restructuring and efficiency improvement measures.

Results for the Americas operations were ahead in dollar terms but were adversely affected by a 5% weakening of the US dollar versus the euro. Operating profit in the Materials Division dropped by 3% to euro 336 million with the impact of currency, weak markets and high bitumen costs only partly offset by cost reduction programmes and contributions from acquisitions. In a challenging market and economic environment for all of its product groups, the Products & Distribution Division benefited from acquisitions, achieving a 2% increase in operating profits to euro 292 million.

Total acquisition and investment activity spend amounted to euro 1 billion on 45 deals.

Liam O'Mahony, Chief Executive, said today:

"Against a difficult market backdrop in 2002, the Group has again demonstrated its ability to deliver record earnings. Trading conditions are likely to remain difficult in most of our markets for the immediate future. However, with our strong focus on cost control and on optimising cash flow by rigorous management of working capital and capital expenditure, and with a uniquely strong balance sheet, we are well positioned to develop the Group further through our continuing programme of acquisitions where we see value and good strategic fit. We remain committed to our twin goals - performance and growth."

Contact at Dublin 404 1000 (+353.1.4041000)

Liam O'Mahony Chief Executive

Harry Sheridan Finance Director

Myles Lee Finance Director Designate



                                * * * * * * * *

RESULTS

Highlights

The results highlights for 2002 are set out below.

Sales: euro 10,794 million, up 3%

Operating profit before goodwill and profit on sale of assets: euro 1,048 million, up 3%

Basic earnings per share before goodwill amortisation: 132.54c, up 4%

Cash earnings per share: 219.82c, up 3%

The average number of shares in issue increased by 3.6% to 522.8 million (2001:
504.7 million) reflecting the full year impact of the March 2001 Rights Issue.

Goodwill amortisation (including share of joint ventures) amounted to 69.6 million (2001: euro 60.6 million). Spending on acquisitions and investments in 2002 amounted to euro 1 billion (2001: euro 1.1 billion). The Group profit and loss account on page 10 separately discloses the impact of acquisitions made during 2002.

Dividends

The Board is recommending a final dividend of 17.97c per share, an increase of 11% on the 2001 final dividend of 16.25c. This makes a total dividend for the year of 25.40c, an increase of 10%.

It is proposed to pay the final dividend on 12th May 2003 to shareholders registered at close of business on 14th March 2003. A scrip dividend alternative is being offered to shareholders.



Development

2002 saw continued progress with our add-on development strategy with 45 individual deals completed during the year spread across all regions and Divisions. Total acquisition and investment spend amounted to euro 1 billion.

The Europe Materials Division continued a series of small bolt-on acquisitions in Ireland, Finland, Poland and Switzerland building on its existing platforms, spending a total of euro 32 million.

During 2002, the Europe Products & Distribution Division completed nine deals in seven countries, investing a total of euro 242 million. The largest deal was the euro 155 million acquisition in May of the EHL Group, the German leader in concrete paving and landscape walling products. In August the Concrete Products Group acquired Belgian hollowcore flooring producer, Douterloigne. In August, the Fencing & Security Group acquired Geoquip, a leading manufacturer of electronic intrusion detection systems based in Derbyshire in the UK. The Insulation Group bought out the remaining 50% of EcoTherm in the Netherlands in October, while the acquisition of Mabo Aumek represented the Division's first step in Estonia.

The Distribution Group in Europe completed four acquisitions during 2002, including Vicom Baubedarf and BBH Baubedarf in Switzerland which together brought our network of locations in the German-speaking area of Switzerland to 45.

Another busy development year for the Americas Materials Division saw significant add-ons to existing operations with a combined spend of euro 439 million on 20 deals. The largest acquisitions completed during the year were US Aggregates' operations in Idaho, Utah, and Alabama, two sand & gravel pits and four quarries in Ohio, and Nuckolls Concrete in Iowa. The Utah, Idaho and Ohio deals have been integrated into our existing operations in these states, while Alabama represents a new region for the Division. With the acquisition of Nuckolls, the leading readymixed concrete producer in central and western Iowa, we have created a substantial vertically integrated materials business in Iowa following our initial aggregate and asphalt acquisitions in this area in mid-2001. We increased our investment in Montana with the acquisition of Maronick Construction and Nupac in the western part of that state. Other add-ons completed in 2002 complement the Division's existing operations and continue its focus on acquiring strategically located, high quality aggregate reserves.

2002 development activity in the Americas Products & Distribution Division included 12 deals at a total cost of euro 279 million. The Architectural Products Group (APG) acquired Anchor Concrete Products, a major masonry producer in New Jersey, in March. Towards year-end APG acquired the Specialty Minerals Group and Dixie Cut Stone & Marble, which together established a platform for APG in decorative stone and related products in the important New York/New Jersey market and in the Midwest. The Precast Group completed four acquisitions, including Christy Concrete Products, which was acquired in August and two add-on deals in Texas and Pennsylvania. Precast Group also purchased the Shelter Division assets of Andrew Corporation with factories in Georgia and Kansas, making it the largest producer of communication enclosures in North America. In July, the Glass Group formed a joint venture to supply proprietary blast-mitigation windows and curtain wall systems to US Government agencies worldwide. The Distribution Group in the Americas completed three acquisitions as part of its strategy to augment market presence in major metropolitan areas, bringing its network of specialist merchanting branches to 117 in 26 states.



Finance

The strong cash generation characteristics of the Group combined with a favourable translation adjustment of euro 248 million, primarily as a result of a weaker US dollar during 2002, resulted in a euro 184 million reduction in net debt despite spending a total of euro 1.36 billion on acquisitions, investments and capital projects. The weaker dollar was also the principal factor in the negative translation impacts of euro 28 million on profit before tax compared with 2001, and of euro 514 million in shareholders' funds.

The lower interest charge in 2002 (euro 138 million, compared with euro 173 million in 2001), reflects a full year's interest income on the proceeds of euro
1.1 billion from the March 2001 Rights Issue, plus the benefits of lower interest rates worldwide, partly offset by the additional financing costs of significant 2001 and 2002 development activity. EBITDA interest cover for the year was very comfortable at 11.3 times (2001: 8.5 times).

The total pension charge for the Group in 2002, computed in accordance with Statement of Standard Accounting Practice 24, amounted to euro 107.9 million (2001: euro 95.8 million). Full implementation of Financial Reporting Standard 17 - Retirement Benefits (FRS 17), which prescribes different accounting rules for defined benefit schemes (a majority of the Group's employees are in defined contribution schemes), has been indefinitely deferred by the Accounting Standards Board, except for the detailed disclosure required in the notes to the financial statements. Under FRS 17, the pension charge for the year would have been euro 85.0 million. As at 31st December 2002, the net FRS 17 pension liability of the Group amounted to euro 130.0 million; this compares with an asset of euro 119.3 million as at 31st December 2001, and reflects primarily the decline, compared with year-end 2001, in the market value of the equity portion of the assets of the Group's defined benefit pension schemes. The net liability as at year-end 2002 represents just 2% of the Group's market capitalisation at that date.

Against a difficult market backdrop, the Group has again demonstrated its ability to deliver record earnings combined with a strong level of free cash flow and an active acquisition programme across its four Divisions. Our US$1 billion Global Bond Issue completed in March 2002, combined with the benefits of the euro 1.1 billion Rights Issue in March 2001, places CRH in an exceptionally strong position to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.



Regional review


REPUBLIC OF IRELAND

Including share of joint ventures                           Analysis of year-on-year change


                                                    Total                          Acquisitions
euro million                2002       2001    change          Exchange       2001         2002     Organic

Sales                        714        704           +10             -         +1            -          +9
% change                                              +1%                                               +1%
Operating profit*            131        134            -3             -          -            -          -3
% change                                              -2%                                               -2%
Margin                     18.3%      19.0%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

Construction activity gained momentum in the second half of the year following a sharp decline during the first six months, and finished the year 4% down on 2001. Residential construction was stronger than in 2001 and road construction work benefited from activity on a number of major National Development Plan projects. Public sector building work also remained buoyant. However, the commercial and industrial sectors in Dublin were very weak with volumes falling by up to 30%. Overall, operating profits were marginally behind 2001.

Our cement business once again achieved excellent production levels and substantially completed a number of efficiency improvement projects including a new process control system at Limerick and a new shale crusher/blender at Platin. The aggregate and asphalt operations continued to develop their businesses with the construction of new blacktop plants in Cork and Kildare to supply major road contract jobs and a new precast walling project in Dublin.



BRITAIN AND NORTHERN IRELAND


Including share of joint ventures                           Analysis of year-on-year change


                                                   Total                      Acquisitions
euro million                2002       2001       change      Exchange        2001         2002      Organic

Sales                        699        680          +19            -8          +8           +5          +14
% change                                             +3%           -1%         +1%          +1%          +2%
Operating profit*             56         62           -6            -1          +1           +1           -7
% change                                            -10%           -1%         +1%          +1%         -11%
Margin                      8.0%       9.1%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

UK housing starts and brick deliveries were marginally up on the previous year. Ibstock Brick achieved a modest improvement in both volumes and prices and cash generation remained strong; however, margins suffered due to an increase in natural gas costs. The major EUR9 million investment at four brickworks to realign production capacity between wire-cut and soft mud products was successfully completed.

Our markets in concrete masonry and rooftiles were more buoyant. Increased sales of innovative roofing products combined with the benefits of consolidation of production facilities enabled us to achieve a significant increase in profits. Our rooflight, fencing and insulation activities in the UK reported improved overall results, with incremental profits from acquisitions offsetting the impact of increased input costs.

In our Materials Division, construction activity in Northern Ireland was down 7% on last year in a very competitive market and profits declined. However, road maintenance activity improved in the last quarter of 2002 and looks promising for 2003. Our construction division benefited from a number of major projects in the water treatment sector commencing in 2002.



MAINLAND EUROPE - MATERIALS


Including share of joint ventures                               Analysis of year-on-year change


                                                   Total               Acquisitions        Re-org.
euro million                      2002   2001   change   Exchange       2001    2002         costs      Organic

Sales                              967    908        +59        -13      +50       +14           -           +8
% change                                             +6%        -1%      +5%       +1%                      +1%
Operating profit*                  126    127         -1         -2       +8        +1          -7           -1
% change                                             -1%        -1%      +7%       +1%         -7%          -1%
Margin                           13.0%  14.0%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

While underlying sales for the Europe Materials Division were up on 2001, profits were marginally down.

In Spain, construction activity continued to grow, expanding by about 7%. Major infrastructure investment was the main driver while the residential sector maintained a high level of output. Sales and profits advanced in a very competitive market.

The economy in Poland continued to experience difficulties and GDP growth at just over 1% was well below the level required to revitalise the construction industry. As a result output stagnated with increases in infrastructure and repairs, maintenance and improvement (RMI) offset by decreases in commercial and residential completions. In this difficult market volumes in our cement operations increased only marginally. Operating performance at the Ozarow facility exceeded expectations and with a lower cost base resulting from the euro 7 million rationalisation programme implemented early in the year, the cement operations achieved significant improvement in underlying profitability and are now well placed to benefit from any upturn in the economy. Our concrete products and aggregates companies continued to be affected by very competitive conditions in their markets with margins under pressure and profits down on last year. Overall, profits excluding rationalisation costs were broadly in line with 2001.

In Finland, the economy grew by about 1.6% in 2002 and inflation remained low. While overall construction activity was relatively stable, a 4% reduction in non-residential activity affected demand for our products. Our operations in the Baltic States enjoyed an excellent performance helped by continuing strong activity in St. Petersburg and Estonia. This, combined with improved operational efficiency in our Finnish operations, held overall operating profits in line with 2001.

The construction industry in Switzerland slowed substantially from mid-year and construction volumes for 2002 were lower as a result. Demand for cement and concrete was affected by this slowdown and by delays on major infrastructure projects, particularly in the second half. The decline in volumes affected profitability but cost reductions and increased use of alternative fuel helped to reduce the impact.

In Israel, despite the difficult political situation our joint venture Mashav performed to expectations in its first full year with the Group. The Israeli cement market was unchanged from 2001, while the West Bank and Gaza markets were 25% lower due to the additional security controls.



MAINLAND EUROPE - PRODUCTS & DISTRIBUTION



Including share of joint ventures                                Analysis of year-on-year change


                                           Total              Acquisitions                  Re-org.
euro million            2002      2001    change   Exch.      2001       2002   Disposals     costs    Organic

Sales                  2,053     1,744      +309      +4      +136       +257         -45         -        -43
% change                                    +18%               +8%       +14%         -2%                  -2%
Operating profit*        107        65       +42       -       +12        +24           -        +3         +3
% change                                    +65%              +18%       +37%                   +5%        +5%
Margin                  5.2%      3.7%



Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of euro 5 million (2001: euro 8 million).

Construction output was weak in 2002 in most of the major markets for the Europe Products & Distribution Division. New residential building continued to be the most depressed sector. Fortunately, the RMI sector, in which we have significant presence, remained firm. Against this difficult backdrop, the Division recorded increases in both sales and operating profits due to the impact of acquisitions and the benefits of the ongoing restructuring and efficiency improvement measures taken in 2002 and earlier years.

In the Concrete Products Group, our operations in the Netherlands continued to suffer from the contraction in construction output, particularly in new housing. Cost reduction measures mitigated the profit impact of reduced volumes. Zoontjens, the concrete roof paver business acquired at the end of 2001, has settled well into our Dutch concrete group and met our profit expectations. In Belgium, our paving and utility businesses performed well and returned improved profits. Our structural products operations faced more difficult markets and showed a slight profit decline. Douterloigne, which was acquired in August 2002, has fitted well into our network of concrete businesses in Belgium. In France, BMI, the precast utility products manufacturer acquired in April 2001, completed its first full year within CRH. Although the market is weak, particularly the infrastructure sector, results were ahead of the previous year thanks to stringent cost control and to the introduction of innovative new products. The EHL Group, the major German concrete paving and landscape walling products manufacturer acquired in May 2002, has integrated successfully into CRH and profits for the eight months since acquisition exceeded our expectations. We are working to realise fully the synergies between EHL and the other CRH businesses involved in the paving/landscaping sector in the Netherlands, Belgium and the US.

Conditions in the Mainland Europe brick markets remained difficult with no recovery in Poland and Germany and a further decline in the Dutch market. The cost saving measures implemented in 2001 contributed to improved results, with our Dutch and German brick companies both showing better bottom lines, partially offset by a further deterioration in Poland.

In the Building Products Group, our Fencing & Security operations were adversely impacted by difficult market circumstances in both the Netherlands and Germany and reported lower profits. The Daylight & Ventilation business also had another challenging year in Germany, its major market, while its operations in the Benelux produced sound results; although total sales were down on 2001, tight control on costs enabled it to report higher profits.

The Insulation Group had an excellent year with profits strongly ahead. ThermiSol, the Nordic leader in expanded polystyrene insulation acquired late in 2001, has integrated very well into the group and profits have met our expectations.

In difficult markets, further strong advances in sales and operating profits were returned by the Distribution Group. The DIY operations in the Benelux and Portugal reported increased profits, aided by acquisitions and new store openings. The merchanting businesses in the Netherlands had a disappointing year and a rigorous restructuring programme has been initiated to scale these businesses back to address the reduced market. In Switzerland, good progress has been made with the integration of the two 2002 acquisitions into the legacy Richner business acquired with the Jura acquisition in 2000.



THE AMERICAS - MATERIALS



Including share of joint ventures                          Analysis of year-on-year change


                                                 Total                     Acquisitions
euro million               2002       2001      change      Exchange        2001         2002      Organic

Sales                     3,072      3,168         -96          -167        +100         +241         -270
% change                                           -3%           -5%         +3%          +8%          -9%
Operating profit*           336        346         -10           -18          +1          +40          -33
% change                                           -3%           -5%                     +11%          -9%
Margin                    10.9%      10.9%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The Americas Materials Division suffered from weak markets and high bitumen costs in 2002 resulting in a -9% decline in underlying profits for the Division compared with 2001. Particularly wet weather in May and June, combined with more normal weather conditions in the final quarter of the year in contrast with the unseasonably dry and warm equivalent period of 2001, also impacted results. These factors were partly offset by a major cost reduction programme across the Division and positive contributions from our 2002 development initiatives. Volumes in all of our key markets were depressed in 2002. Blacktop volumes declined from the record levels experienced in 2001, although development initiatives led to increases in overall aggregate and readymixed concrete volumes. Excluding the impact of recent acquisitions, our heritage companies saw volume declines of approximately 7% in both aggregates and asphalt and of over 14% in readymixed concrete year-on-year.

After a reduction in 2001, bitumen costs increased once again with a material impact on profits. This was mitigated to some extent by our investments in winter storage facilities and the Division's strategic purchasing arrangements, which allowed us to secure bitumen supplies at somewhat cheaper winter rates.

TEA-21, the Federal highway spending program, was strong in 2002 at US$31.8 billion but some projects were delayed due to the uncertainty surrounding 2003 funding levels and the worsening conditions in the finances of some states. Across our operations, residential markets remained strong, buoyed by continued low interest rates. Non-residential construction fell, especially in certain sectors such as office and hotel development, reflecting the slower economy.

2002 was a satisfactory year for the New England Group despite profits declining from record 2001 levels. The Vermont paving program was reduced, with several large highway jobs displacing funds usually directed towards road maintenance. Our operations in Massachusetts continue to experience slight improvements as less funds are tied up in Boston's Big Dig project than in previous years. Rigorous cost control and focused marketing resulted in a strong year at Tilcon Connecticut's operations.

Our New York/New Jersey businesses had mixed results. Excellent results in the New York metro area due to solid demand, and a satisfactory performance in our upstate operations based in Albany, contrasted with a weak Rochester market, with overall operating profits behind 2001. The integration of our 2001 acquisition of Mount Hope exceeded expectations despite a competitive construction market in New Jersey.

In the Central Group, our Mid-Atlantic (Pennsylvania and Delaware) operations were impacted by high bitumen costs and a weak private construction market resulting in lower volumes and profits. We took appropriate action to bring costs into line with our reduced volumes. Our operations in Michigan, Ohio and West Virginia performed below expectations. Volumes were lower in our Michigan markets, particularly in Detroit, but results were supported by benefits accruing from our bitumen storage facilities. Ohio was impacted by poor rural resurfacing markets, although results were improved by the acquisition of Chesterhill in central Ohio, four quarries in the Columbus, Ohio area and R.H. Armstrong in West Virginia.

The West Group comprises a wide geographic area, with over 270 locations in 11 states west of the Mississippi River. While markets in southern Idaho and Utah slowed significantly during 2002, the successful integration of US Aggregates with our existing operations, combined with major overhead cost reductions, had a positive impact on our results in 2002. In eastern Washington and northern Idaho we had another solid performance in somewhat softer markets. Our business in Seattle was impacted by local economic problems arising from recent aerospace and technology sector layoffs.



THE AMERICAS - PRODUCTS & DISTRIBUTION



Including share of joint ventures                                       Analysis of year-on-year change


                                                      Total                      Acquisitions
euro million                     2002      2001      change     Exchange       2001        2002        Organic

Sales                           3,289     3,240         +49         -206       +141        +161            -47
% change                                                +2%          -6%        +5%         +5%            -2%
Operating profit*                 292       286          +6          -17        +12         +14            -3
% change                                                +2%          -6%        +4%         +5%            -1%
Margin                           8.9%      8.8%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

2002 presented a challenging market place resulting in added pressure on each of the product groups in the Americas Products & Distribution Division. Key elements of this environment were the lingering effects of the September 11 tragedy exacerbating an already weakened commercial market and a collapse of the telecommunications industry. Relatively low interest rates prevailed throughout the year supporting continued strength in the housing market. The Division's operations in the Northeast and Southeast were the most adversely affected by weak markets and demanding competitive conditions, while the difficulties in the telecommunications industry were a key reason for the decline in profits in the Precast Group.

Despite these challenging macroeconomic circumstances, the Division achieved an 8% growth in sales and operating profit before translation effects, helped by acquisitions.

APG achieved solid growth in sales and profits, aided by the major acquisition activity during 2001 and 2002. Market conditions for construction-oriented masonry products were weak in most regions, resulting in lower sales and profits in this sector than in 2001. A notable exception was the West region, where sales and profits matched last year in competitive markets. Clay brick producer Glen-Gery moved ahead in sales reflecting the late-2001 acquisition of Global Clay, but posted a reduction in profits due to a combination of lower underlying volumes and particularly competitive markets. Belgard(R), APG's professional hardscapes product line, and its lawn and garden products achieved strong sales and profit growth. Results were particularly good in the Northeast with profits well ahead of last year. Strong sales of Sakrete(R) products to home centers coupled with aggressive cost reductions moved profits ahead strongly at our dry-mix operations.

Due to continuing soft non-residential markets and a depression in telecommunications, sales for the Precast Group were below the record level of 2001, which had a substantial negative effect on profits. Good rebounds in our California and Maine operations were inadequate to overcome setbacks in telecommunications and prestressed business in the Northeast and a general weakness in the Southeast. Aggressive steps have been taken to cut costs, divest assets and exit non-core markets. In 2002, the two-year rollout of a modern software system was completed creating a strong foundation for future growth and efficiencies.

Despite challenging trading conditions in 2002 during which non-residential architectural glass markets weakened significantly, our Glass Group reported only a modest decline in sales and operating profits, reflecting the benefits of a programme of internal cost reduction and volume gains.

Good progress was achieved by our Distribution Group in 2002, with an excellent performance from our heritage operations. Same-branch sales growth was achieved and overall growth was enhanced by acquisitions in Chicago, Los Angeles and northern New Jersey. A significant improvement in operating income resulted largely from improved gross margins and a successful integration of the three acquisitions. Effective use of information technology has played a critical role in optimising profitability and asset management.

A small number of claims regarding alleged asbestos-related injuries have been received by the Distribution Group in recent years. These claims have multiple co-defendants. We believe that the outcome of these claims will not have a material impact on the Group. The total number of claimants was 251 as at 28th February 2003.

In South America, despite extraordinarily difficult economic conditions in Argentina, our clay products operations achieved strong profit growth in local currency terms as a result of very effective domestic marketing and a growing export business. The Group's glass fabricator in Argentina suffered a substantial decline in sales and operating profits due to the collapse in the commercial construction market. Profits in our Chilean glass operation declined despite aggressive cost reductions due to a challenging construction environment.

Outlook

In Ireland, we expect some reduction in activity in 2003, with housing remaining strong but the commercial and industrial sectors likely to weaken further. Ongoing activity on large infrastructural projects under the National Development Plan should underpin demand for the first half of 2003, but recently announced replacement projects are unlikely to pick up momentum until later in the year. While we expect some growth in construction output in the UK, Spain, Poland and Finland, declines are expected in Germany and the Netherlands. Little or no change is expected in France, Belgium and Switzerland.

Construction forecasts for our markets in the Americas indicate slightly weaker activity than in 2002, with little change in the residential sector and a sluggish commercial environment expected in most of our markets. Particularly due to the volatile situation in both Venezuela and Iraq, pricing of energy input costs and bitumen continues uncertain into 2003.

While the business environment for most of our operations is likely to remain difficult for the immediate future, CRH is well positioned in the vast majority of its markets, and while there are risks, there are also opportunities. With a strong focus on cost control, optimising cash flow by rigorous management of working capital and capital expenditure, and a uniquely strong balance sheet, we are well positioned to develop the Group further though our continuing programme of acquisitions where we see value and good strategic fit. We remain committed to our twin goals - performance and growth.


Group profit and loss account
for the year ended 31st December 2002


                                                              Continuing operations
                                                          Acquisitions        Total        Total
                                                       2002       2001         2002	   2001

                                                     euro m     euro m       euro m       euro m   % change
Sales, including share of joint ventures           10,116.4      677.7     10,794.1     10,443.5     +3.3%
Less: share of joint ventures                       (271.4)      (5.5)      (276.9)      (236.7)
Group sales                                         9,845.0      672.2     10,517.2     10,206.8     +3.0%
Cost of sales                                     (6,810.4)    (483.1)    (7,293.5)    (7,023.3)
Gross profit                                        3,034.6      189.1      3,223.7      3,183.5
Operating costs excluding goodwill                (2,099.7)    (109.4)    (2,209.1)    (2,189.9)
Group operating profit excluding goodwill             934.9       79.7      1,014.6        993.6
Share of joint ventures' operating profit              33.0        0.5         33.5         26.5  *
Operating profit, including share of joint            967.9       80.2      1,048.1      1,020.1     +2.7%
ventures
Goodwill amortisation                                (64.3)      (5.3)       (69.6)       (60.6) *
Profit on disposal of fixed assets                     15.7          -         15.7         16.7 *
Profit on ordinary activities before interest         919.3       74.9        994.2        976.2
Group interest payable (net)                                                (131.4)      (169.7)
Share of joint ventures' net interest                                         (7.1)        (3.6)
Profit on ordinary activities before taxation                                 855.7        802.9     +6.6%
Taxation on profit on ordinary activities                                   (226.8)      (217.0)
Profit on ordinary activities after taxation                                  628.9        585.9
Profit applicable to equity minority interests                                (5.5)        (3.8)
Preference dividends                                                          (0.1)        (0.1)
Profit for the year attributable to ordinary                                  623.3        582.0     +7.1%
shareholders
Dividends paid                                                               (39.1)       (35.3)
Dividends proposed                                                           (94.2)       (84.7)
Profit retained for the financial year                                        490.0        462.0
Earnings per share for the year
Basic
- Including goodwill amortisation                                           119.22c      115.32c         +3.4%
- Excluding goodwill amortisation                                           132.54c      127.32c   *     +4.1%
Diluted
- Including goodwill amortisation                                           118.57c      114.25c         +3.8%
- Excluding goodwill amortisation                                           131.81c      126.15c   *     +4.5%
Cash earnings per share for the year                                        219.82c      213.73c   *     +2.8%
Dividend per share                                                           25.40c       23.00c        +10.4%


* As stated in note 2 of the supplementary information, prior year amounts for goodwill amortisation and profit on disposal of fixed assets have been restated to include CRH's share of joint ventures' goodwill amortisation and profit on disposal - these amounts were reported as part of CRH share of joint ventures' operating profit in 2001. Prior year per share amounts before goodwill amortisation have been restated accordingly.



Movements on profit and loss account

									             2002                   2001
                                                                                   euro m                 euro m

At 1st January                                                                    2,544.5                1,992.2
Profit retained for the financial year                                              490.0                  462.0
Currency translation effects on results for the year                               (31.7)                    0.5
Currency translation effects on foreign currency net investments                  (482.5)                   83.5
Goodwill written-back on disposal                                                       -                    6.3
At 31st December                                                                  2,520.3                2,544.5




Statement of total recognised gains and losses for the year ended 31st December 2002


                                                                                     2002                   2001
                                                                                   euro m                 euro m

Profit for the year attributable to ordinary shareholders                           623.3                  582.0
Currency translation effects on results for the year                               (31.7)                    0.5
Currency translation effects on foreign currency net investments                  (482.5)                   83.5
Total recognised gains and losses for the financial year                            109.1                  666.0





Group balance sheet
as at 31st December 2002


                                                                  2002                             2001
                                                          euro m       euro m              euro m        euro m
Fixed assets
Intangible asset - goodwill                                           1,154.1                           1,153.5
Tangible assets                                                       5,004.4                           5,150.5
Financial assets:
Joint ventures
- share of gross assets                                    366.1                            434.6
- share of gross liabilities                             (141.8)                          (180.2)
- loans to joint ventures                                   28.4                             27.1
Other investments                                           22.1                             34.3
                                                                        274.8                             315.8
                                                                      6,433.3                           6,619.8
Current assets
Stocks                                                   1,064.0                          1,002.1
Debtors                                                  1,525.4                          1,693.0
Cash, short-term deposits and liquid resources           1,533.2                          1,463.3
                                                         4,122.6                          4,158.4
Creditors (amounts falling due within one year)
Bank loans and overdrafts                                  232.8                            503.5
Trade and other creditors                                1,387.2                          1,478.7
Corporation tax                                             29.6                             91.9
Dividends proposed                                          94.2                             84.7
                                                         1,743.8                          2,158.8
Net current assets                                                    2,378.8                           1,999.6
Total assets less current liabilities                                 8,812.1                           8,619.4
Creditors (amounts falling due after more than one year)
Loans                                                    3,010.3                          2,853.5
Deferred acquisition consideration                         142.5                            173.8
Corporation tax                                              6.6                             50.9
                                                                      3,159.4                           3,078.2
Capital grants                                                           14.6                              15.7
Provisions for liabilities and charges                                  779.3                             655.0
                                                                      4,858.8                           4,870.5
Capital and reserves
Called-up share capital
Equity share capital                                       178.2                            177.3
Non-equity share capital                                     1.2                              1.2
Equity reserves
Share premium account                                    2,038.3                          2,002.5
Other reserves                                               9.9                              9.9
Profit and loss account                                  2,520.3                          2,544.5
Shareholders' funds                                                   4,747.9                           4,735.4
Minority shareholders' equity interest                                  110.9                             135.1
                                                                      4,858.8                           4,870.5





Group cash flow statement
for the year ended 31st December 2002


                                                                  2002                              2001
                                                                euro m                            euro m
Net cash inflow from operating activities                      1,553.5                           1,383.0
Dividends received from joint ventures                            23.5                              11.3
Returns on investments and servicing of finance
Interest received                                                 57.7                              62.9
Interest paid                                                  (183.2)                           (248.3)
Finance lease interest paid                                      (0.7)                             (0.5)
Preference dividends paid                                        (0.1)                             (0.1)
                                                               (126.3)                           (186.0)
Taxation
Irish corporation tax paid                                      (17.2)                            (15.2)
Overseas tax paid                                              (145.1)                            (63.9)
                                                               (162.3)                            (79.1)
Capital expenditure
Purchase of tangible assets                                    (367.4)                           (452.3)
Less: Capital grants received                                      0.1                               0.1
New finance leases                                                   -                               0.1
Disposal of fixed assets                                         104.4                              89.0
                                                               (262.9)                           (363.1)
Acquisition and disposal of subsidiary undertakings and
joint ventures:
Acquisition of subsidiary undertakings                         (793.7)                           (748.7)
Deferred acquisition consideration                              (80.3)                            (77.8)
Investment in and advances to joint ventures                    (22.0)                           (187.5)
                                                               (896.0)                         (1,014.0)
Equity dividends paid                                          (111.6)                            (78.9)
Cash inflow/(outflow) before use of liquid resources and          17.9                           (326.8)
financing
Cash outflow from management of liquid resources               (169.7)                            (53.1)
Financing
Issue of shares                                                   13.8                           1,104.7
Issue of preference shares by a subsidiary to minority               -                             109.2
interests
Expenses paid in respect of share issues                         (0.4)                            (20.6)
Increase/(decrease) in term debt                                 192.5                           (791.4)
Capital element of finance leases repaid                         (5.1)                             (6.6)
                                                                 200.8                             395.3
Increase in cash and demand debt in the year                      49.0                              15.4
Reconciliation of net cash flow to movement in net debt
Increase in cash and demand debt in the year                      49.0                              15.4
(Increase)/decrease in term debt including finance leases      (187.4)                             798.0
Cash outflow from management of liquid resources                 169.7                              53.1
Change in net debt resulting from cash flows                      31.3                             866.5
Loans and finance leases, net of liquid resources, acquired     (95.8)                            (66.1)
with subsidiaries
New finance leases                                                   -                             (0.1)
                                                                (64.5)                             800.3
Translation adjustment                                           248.3                            (74.2)
Movement in net debt in the year                                 183.8                             726.1
Net debt at 1st January                                      (1,893.7)                         (2,619.8)
Net debt at 31st December                                    (1,709.9)                         (1,893.7)



Supplementary information

1. Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.


Rates used for translation of results and balance sheets into euro were as follows:

                                              Average                    Year-end
euro 1 =                                 2002        2001            2002        2001

US Dollar                              0.9456      0.8956          1.0487      0.8901
Pound Sterling                         0.6288      0.6218          0.6505      0.6120
Polish Zloty                           3.8574      3.6721          4.0210      3.4953
Swiss Franc                            1.4670      1.5104          1.4524      1.4774
Argentine Peso                         2.9514      0.8956          3.5289      1.4019



2. Reclassifications of certain prior year figures

Prior year amounts for goodwill amortisation and profit on disposal of fixed assets in the Group profit and loss account have been restated to include CRH's share of joint ventures' goodwill amortisation and profit on disposal - these amounts were reported as part of CRH share of joint ventures' operating profit in 2001. Prior year per share amounts before goodwill amortisation have been restated accordingly.



3. Key components of 2002 performance


                                           Incremental
                                        effect in 2002             Benefits   Incremental effect
                                       of acquisitions                                       in
                             Exchange  and investments              of 2001              2002 of
                                                                                 rationalisation
                          translation completed during   Disposed   Rights      costs charged in     Ongoing
euro million        2001      effects   2001      2002  businesses   Issue         2001     2002  operations      2002

Turnover          10,444        (390)    436       678        (45)         -          -        -       (329)    10,794
Operating profit   1,020         (38)     34        80           -         -          8     (12)        (44)     1,048
Goodwill amort.     (61)            2    (6)       (5)           -         -          -        -           -      (70)
Profit on             17            -      -         -           -         -          -        -         (1)        16
disposals
Trading profit       976         (36)     28        75           -         -          8     (12)        (45)       994
Finance costs      (173)            8   (25)      (20)           -        13          -        -          59     (138)
Profit before        803         (28)      3        55           -        13          8     (12)          14       856
tax

Change                            -3%   -       +7%              -       +1%        +1%      -1%         +2%       +7%





4. Geographical analysis


Sales                                                              2002                          2001
                                                           euro m            %          euro m            %

Republic of Ireland                                         713.9          6.6           703.6          6.7
Britain and Northern Ireland                                698.4          6.5           680.0          6.5
Mainland Europe                                           3,020.6         28.0         2,652.2         25.4
The Americas                                              6,361.2         58.9         6,407.7         61.4
Total including share of joint ventures                  10,794.1          100        10,443.5          100
Less: share of joint ventures                             (276.9)                      (236.7)
Total excluding share of joint ventures                  10,517.2                     10,206.8





Profit before interest                                                2002
                                                Operating        Goodwill    Profit on Profit before
                                                   profit    amortisation     disposal      interest
                                          %        euro m          euro m       euro m        euro m

Republic of Ireland                    12.5         131.3           (0.3)          7.8         138.8
Britain and Northern Ireland            5.3          55.8           (5.4)          2.8          53.2
Mainland Europe                        22.3         233.5          (28.6)          3.3         208.2
The Americas                           59.9         627.5          (35.3)          1.8         594.0
Total including joint ventures          100       1,048.1          (69.6)         15.7         994.2
Less: share of joint ventures                      (33.5)             2.0        (1.2)        (32.7)
Total excluding joint ventures                    1,014.6          (67.6)         14.5         961.5

                                                               2001 (see note 2)
                                                Operating        Goodwill    Profit on Profit before
                                                   profit    amortisation     disposal      interest
                                          %        euro m          euro m       euro m        euro m

Republic of Ireland                    13.1         133.9           (0.2)         16.5         150.2
Britain and Northern Ireland            6.0          61.8           (5.2)          4.9          61.5
Mainland Europe                        18.9         192.4          (25.2)        (4.0)         163.2
The Americas                           62.0         632.0          (30.0)        (0.7)         601.3
Total including joint ventures          100       1,020.1          (60.6)         16.7         976.2
Less: share of joint ventures                      (26.5)             1.4        (0.4)        (25.5)
Total excluding joint ventures                      993.6          (59.2)         16.3         950.7





5. Divisional analysis

Sales                                                2002                             2001
                                                 euro m          %                euro m          %

Europe Materials                                1,927.0       17.9               1,860.8       17.8
Europe Products & Distribution                  2,505.6       23.2               2,175.1       20.8
Americas Materials                              3,072.1       28.5               3,168.1       30.4
Americas Products & Distribution                3,289.4       30.4               3,239.5       31.0
Total including share of joint ventures        10,794.1        100              10,443.5        100
Less: share of joint ventures                   (276.9)                          (236.7)
Total excluding share of joint ventures        10,517.2                         10,206.8





Profit before interest                                                2002
                                                Operating        Goodwill    Profit on Profit before
                                                   profit    amortisation     disposal      interest
                                          %        euro m          euro m       euro m        euro m

Europe Materials                       25.4         266.7          (19.9)         11.7         258.5
Europe Products & Distribution         14.7         153.9          (14.4)          2.2         141.7
Americas Materials                     32.0         335.8          (19.8)          3.3         319.3
Americas Products & Distribution       27.9         291.7          (15.5)        (1.5)         274.7
Total including joint ventures          100       1,048.1          (69.6)         15.7         994.2
Less: share of joint ventures                      (33.5)             2.0          1.2        (32.7)
Total excluding joint ventures                    1,014.6          (67.6)         14.5         961.5

                                                               2001 (see note 2)
                                                Operating        Goodwill    Profit on Profit before
                                                   profit    amortisation     disposal      interest
                                          %        euro m          euro m       euro m        euro m

Europe Materials                       26.6         271.1          (18.9)         17.8         270.0
Europe Products & Distribution         11.5         117.0          (11.7)        (0.4)         104.9
Americas Materials                     33.9         346.2          (17.0)          1.4         330.6
Americas Products & Distribution       28.0         285.8          (13.0)        (2.1)         270.7
Total including joint ventures          100       1,020.1          (60.6)         16.7         976.2
Less: share of joint ventures                      (26.5)             1.4        (0.4)        (25.5)
Total excluding joint ventures                      993.6          (59.2)         16.3         950.7





6. Earnings per share

The computation of basic and diluted earnings per share is set out below:


                                                                   2002                                        2001
                                                                 euro m                                      euro m
Numerator for basic and fully diluted earnings per share
Profit for the period attributable to ordinary shareholders       623.3                                       582.0

Goodwill amortisation, including share of joint ventures           69.6                                        60.6
Attributable profit, excluding goodwill amortisation              692.9                                       642.6

Depreciation charge                                               456.3                                       436.1
Numerator for cash earnings per share                           1,149.2                                     1,078.7

Denominator for basic earnings per share                      Number of                                   Number of
                                                                 shares                                      shares
Weighted average number of shares (millions) in issue (i)         522.8                                       504.7
Effect of dilutive potential Ordinary Shares (employee share        2.9                                         4.7
options)
Denominator for diluted earnings per share                        525.7                                       509.4


Basic earnings per Ordinary Share                             euro cent                                   euro cent
- Including goodwill amortisation                                119.22                                      115.32
- Excluding goodwill amortisation (ii)                           132.54                                      127.32

Diluted earnings per Ordinary Share
- Including goodwill amortisation                                118.57                                      114.25
- Excluding goodwill amortisation (ii)                           131.81                                      126.15

Cash earnings per Ordinary Share (iii)                           219.82                                      213.73





(i) In March 2001, 103,622,311 new Ordinary Shares were issued at euro 10.50 per share on the basis of one new Ordinary Share for every four existing Ordinary Shares under the terms of a Rights Issue. The average number of shares in issue for 2002 reflects the inclusion of the new Rights shares for the full year, compared with nine months in the corresponding period of 2001.

(ii) As set out in note 2 on page 14, 2001 earnings per Ordinary Share figures excluding goodwill amortisation presented here for comparative purposes have been adjusted to add back CRH's share of goodwill amortisation relating to joint ventures. In the 2001 results announcement, basic and fully diluted earnings per share figures excluding goodwill (127.05c and 125.87c respectively) were computed by adding back only subsidiaries' goodwill amortisation.

(iii) Cash earnings per share, a non-GAAP financial measure, is presented here for information as the Company believes it is a useful financial indicator of a company's ability to generate cash from operations.



7. Summarised cash flow

This following table summarises the Group's cash flows for 2002 and 2001.


                                                                         2002                  2001
                                                                       euro m                euro m
Inflows
Profit before tax                                                         856                   803
Depreciation                                                              456                   436
Goodwill amortisation                                                      70                    61
Working capital movement                                                   90                  (61)
                                                                        1,472                 1,239
Outflows
Tax paid                                                                  162                    79
Dividends                                                                 135                   103
Capital expenditure                                                       367                   452
Other                                                                      21                    31
                                                                          685                   665

Operating cash flow                                                       787                   574

Acquisitions and investments                                            (992)               (1,080)
Disposals                                                                 104                    89
Share issues (net of expenses)                                             37                 1,108
Issue of preference shares in subsidiary to minority                        -                   109
Translation adjustment                                                    248                  (74)

Decrease in net debt                                                      184                   726



8. Movements in shareholders' funds
                                                                         2002                  2001
                                                                       euro m                euro m
At 1st January                                                        4,735.4               3,075.1
Profit retained for the financial year                                  490.0                 462.0
Currency translation effects                                          (514.2)                  84.0
Issue of ordinary share capital (net of expenses)                        36.7               1,108.0
Goodwill written-back on disposal of subsidiary                             -                   6.3
At 31st December                                                      4,747.9               4,735.4





9. Other

                                                    2002                    2001
Interest cover, excluding joint ventures
- EBITDA (times)                                    11.3                     8.5
- EBIT (times)                                       7.3                     5.6


EBITDA = earnings before interest, tax, depreciation and goodwill amortisation

EBIT = earnings before interest and tax

Interest cover is calculated by dividing EBITDA and EBIT by Group interest payable (net).



Average shares in issue (millions)                522.8                   504.7
Net dividend per share (cent)                     25.40c                  23.00c
Dividend cover (times)                              4.68                    4.85
Depreciation charge (euro million)                 456.3                   436.1
Goodwill amortisation charge
- subsidiaries (euro million)                       67.6                    59.2
- share of joint ventures (euro million)             2.0                     1.4
Net debt (euro million)                          1,709.9                 1,893.7
Debt ratio                                           36%                     40%
Debt to year-end market capitalisation               28%                     18%


10. Abbreviated accounts

The results disclosed herein do not represent full accounts. Full accounts for the year ended 31st December 2002, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2001 containing an unqualified audit report from the Auditors have been delivered to the Registrar of Companies.



11. Annual Report post-out and Annual General Meeting (AGM)

The 2002 Annual Report is expected to be posted to shareholders on Wednesday, 2nd April 2003 together with details of the Scrip Dividend Offer in respect of the final 2002 dividend. The 2002 Annual Report will be available to the public from Thursday, 3rd April 2003 at the Company's registered office. The Group's AGM is scheduled to be held in Jurys Hotel, Ballsbridge, Dublin on Wednesday, 7th May 2003.




                         CRH plc                           Registered office:

                         Belgard Castle                    42 Fitzwilliam Square

                         Clondalkin                        Dublin 2

                         Dublin 22                         Ireland

                         Ireland

Telephone:               +353.1.4041000

Fax:                     +353.1.4041007

e-mail:                  mail@crh.com

Website                  www.crh.com

                              * * * * * * * * * *

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:04 March 2003


                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                    Finance Director Designate